5/20



03050817

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Globex Mining Enterprises

*CURRENT ADDRESS



PROCESSED
JUN 03 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4025 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/28/03



GLOBEX

Annual Report 2002

TABLE OF CONTENTS

MESSAGE TO SHAREHOLDERS

The fiscal year 2002 was a year of steady growth for Globex. The slow but steady rise in the price of gold largely offset the dismal prices for copper, zinc, lead and many other minerals as far as the junior resource stocks were concerned.

Globex continued its policy of acquiring undervalued or neglected assets at bargain basement prices during 2002 although the rise in the price of gold has made this more difficult since the middle of the year. Also, we have started to do joint ventures as the exploration market has heated up. In particular, three joint ventures were undertaken in 2002.

Firstly, Globex joint ventured its 50% interest in the Duquesne West property with Kinross Gold Corporation. Under the agreement, Kinross can earn a 1% interest in the project from Globex (with an additional 50% from another partner) through the expenditure of $4 million on exploration and a further 19% interest by providing Globex with a bankable feasibility study. By year end, Kinross had spend about $650,000 principally on drilling and Globex was able to announce the discovery of two new gold zones, the Liz and NIP zones. The Liz Zone was intersected in two drill holes yielding 6.86 g/t Au over 11.15 metres and 5.9 g/t Au over 9.84 metres while the single drill hole in the NIP Zone returned 9.9 g/t Au over 3.5 metres.

Next, Globex acquired 100% interest in the Magusi River and Fabie Bay massive sulphide zones (Cu, Zn, Au, Ag) in April 2002. This is the first time these deposits have been under a single owner and without underlying royalties. Globex very quickly optioned the properties to Noranda Inc. in a deal, if carried to completion, would see Noranda spend $2.6 million on exploration, pay Globex $400,000 cash and provide Globex with a bankable feasibility study in return for 60% interest in the property. Noranda started deep drilling on the property in December 2002 and continued into the new year.

Globex optioned its Nova Scotia, Mooseland Gold property to Azure Resources Corp. Azure completed its due diligence and submitted a prospectus to the British Columbia Securities Commission in 2002 and as of March 2003 has raised funds to perform a confirmatory drill program as well as a ramp and underground bulk sample. Globex expects significant option payments from Azure in 2003 as well as advanced underground development on the property.

Subsequent to the end of the year, Globex and its partners, Aurogin Resources Ltd. and Sparton Resources Inc., vended their interests in a large package of diamond properties in the Wemindji area of northern Quebec. A total of 365 cells, totalling 18,615 hectares or 45,997acres, were renewed by Wemindji Exploration Inc., the purchaser. Globex retains, as does each partner, a 1% net diamond royalty as well as a 1% net smelter royalty on gold and/or base metals.

In 2002, in addition to the Magusi River and Fabie Bay massive sulphide properties, Globex acquired the Courville, Transterre and Fish Lake gold properties as well as the old Normetal and Agnico Eagle mines. Globex dropped its buried porphyry copper property in Arizona and rationalized certain peripheral claim positions while maintaining or expanding on core assets.

On the magnesium-talc front, Globex has made significant headway since receipt of the October 29, 2001 Scoping Study from Hatch. Following protracted discussions with the Quebec and Federal governments, Globex was able to announce conditional assistance from the Quebec government totalling up to $4.4 million and $393,000 from the Federal government to help Globex complete a bankable feasibility study. Globex immediately set about to find either a strategic industry partner or a financial partner. In late 2002, Globex entered serious discussions with a potential financial partner. At the time of the writing of this report, negotiations are ongoing.

The magnesium market was very difficult in 2002 with cheap Chinese imports and subsequent falling prices negatively affecting western producers. All high cost producers have been forced to close including all plants in Europe and all except one which went into and subsequently out of bankruptcy, in the USA.

On the other hand, the closure of high cost producers such as Pechiney, Norsk Hydro, Magnola, North Western Alloy, etc. coupled with lower prices and the exceptional physical properties of magnesium and magnesium alloys, should serve as a stimulus to potential consumers to switch over to magnesium or magnesium alloys from other materials. In particular, the worldwide push to more fuel efficient vehicles will benefit from magnesium's light weight and strength characteristics.

The coming year is shaping up to potentially being the most important in Globex's history. The combination of higher gold prices, new acquisitions, a large land and mineral inventory, joint ventures with associated exploration drilling, new discoveries on properties like Duquesne West, government financial assistance and possible advancement of Globex's magnesium-talc project, all bodes well for our company.



Jack Stoch
President
April 15, 2003

GLOBEX MINING ENTERPRISES INC.

AT HOME IN NORTH AMERICA

Globex Projects

R	1. Bell Mountain Gold Deposit
	2. Vulcan Mountain Project - Pt, Pd, Au
	3. Courville Project - Gold
R	4. Fish Lake - Gold
R	5. Duquesne West Gold
R	6. Poirier Mine - Polymetallic
	7. Lyndhurst Mine - Polymetallic
R	8. Suffield Mine - Polymetallic
	9. Tannac Project - Gold
	10. Duvay Zone - Gold
	11. Buckell Lake Gold Project
	12. Lake Simon Gold Project
	13. Victoria Gold Project
R	14. Timmins Magnesite - Talc Deposit
R	15. Bateman Bay Mine, Gold-Copper
	16. Vauze Project - Polymetallic
R	17. Mooseland Gold Mine
	18. Beauchastel - Rouyn Property - Polymetallic
	19. Transterre Gold Project
R	20. Smith - Zulapa Property - Au,Cu,Ni,Pt,Pd
	21. Jacobie Project - Copper
	22. Ligneris Gold Project
R	23. Nordeau Gold Deposits
	24. Halliwell & BM Properties - Gold
R	25. Fontana Gold Deposit
	26. La Motte Project - Ni,Pt,Pd,Rh,Cu
R	27. Laguerre - Knutson Gold Property
	28. Agnico Eagle Mine - Gold
R	29. Wood Gold Mine
R	30. Parbec Project - Gold
R	31. Blackcliff Project - Gold
R	32. Ramp Project - Gold
R	33. Fabie Bay & Magusi River Properties - Polymetallic
	34. Pacaud Property - Gold
R	35. Wrightbar Mine - Gold


CANADA
U.S.A
21
2
1
17

R Resources and/or Reserves of varying grade and size



GLOBEX


ABITIBI
GREENSTONE BELT
N
TIMMINS
KIRKLAND LAKE
ROUYN-NORANDA
VAL D'OR
AMOS
ONTARIO
QUEBEC
100 Km

EXPLORATION

Magusi River - Fabie Bay Sulphide Deposits, Quebec

Two massive sulphide deposits (Cu, Zn, Au, Ag) are located in Hebecourt Township, Quebec, approximately 50km northwest of the Rouyn–Noranda's Horne copper smelter. The property acquired (100% Globex) in 2002 and optioned to Noranda Inc. which can earn 60% interest in the property by spending a minimum of $2.6 million on exploration, making certain cash payments to Globex and by providing Globex with a bankable feasibility study. Deep drilling to hit the target areas indicated in the longitudinal section below was undertaken in late 2002 and continued into 2003.


MAGUSI RIVER DEPOSIT
FW COPPER ZONE
1,625,303t at 2.93% Cu, 0.07% Zn, 1.03 oz/t Ag, 0.01 oz/t Au
EAST ZINC ZONE
228,179t at 0.28% Cu, 5.28% Zn, 0.35 oz/t Ag, 0.02 oz/t Au
WEST ZINC ZONE
1,392,591t at 0.28% Cu, 5.28% Zn, 0.35 oz/t Ag, 0.02oz/t Au
FABIE BAY DEPOSIT
790,000t at 2.70% Cu
-100m
-500m
-900m
-1300m
TARGET A
(700 m)
Stg / Py-Sp
Strong chloritization
Stringer zone
Anomalous in Zn-Cu
10.08% Zn / 2.0m
1.8% Cu / 23.6m
inc. 8.2% Cu / 2.1m
150m of Stg Zone
290m of Stg Zone
TARGET C
(1,000 m)
8.2% Cu / 3.0m
120m of Stg Zone
3751ppm Zn / 48m
TARGET D
(1,000 m)
TARGET B
(1,300 m)
255m of Stg Zone
140m of Stg Zone
300m
Magusi River - Fabie Bay / Longitudinal inclined -50°
GLOBEX - NORANDA JOINT VENTURE

Duquesne West Gold Property, Quebec

The Duquesne West gold property covers approximately 1.8 km of the gold localizing Porcupine Fault in Duparquet Township, Quebec. Previous drilling revealed numerous gold zones with intersections up to 1.56 oz/T Au over 35 feet. In 2002, Globex and its partner optioned the property to Kinross Gold Corporation. First phase drilling was successful in outlining two new gold discoveries of good grade and width (see Message to Shareholders).


SEDIMENT
SYENIT
1.56 oz/T Au/ 35 ft
0.84 oz/T Au/ 9.1 ft
0.83 oz/T Au/ 10.6 ft
DUPARQUET TWP
DESTOR TWP
0.29 oz/T/11.5 ft
0.20 oz/T /36.6 ft
0.16 oz/T /37.4 ft
0.45 oz/T Au/ 8.0 ft
5.5 oz/T Au / 1.9 ft
MAFIC VOLCANIC
Mackay Lake
Transmission Line
INTERMEDIATE VOLCANIC
3450 METRES TO DUQUESNE SHAFT
NEWDISCOVERIES
Destor Lake
500m

Magnesium-Talc Project, Ontario & Quebec

In 2002, Globex concentrated on raising financing for the bankable feasibility study as proposed by Hatch. The Quebec government agreed to a $4.4 million conditional loan and the Federal government a first phase $393,000 conditional loan. Initial preparatory work was undertaken on the property in the second half of the year. Also, Globex entered into ongoing discussions of a transaction to finance the bankable feasibility study and construction of the mine, mill and smelter facilities.


±100,000,000 Tonnes-drill indicated to 120 m.
+ 50 % magnesite
25-30 % talc
16 % quartz
N
ESKER
300 m
GEOLOGY MAP
KOMATIITE
BASALTIC KOMATIITE

Mooseland Gold Deposit, Nova Scotia

Due diligence and financing subsequent to a deal between Globex and Azure Resources Corp. were undertaken during 2002 and completed in early 2003. Funds were raised for surface drilling and to complete a ramp and bulk sampling on the eastern side of the property. Work is expected to commence in spring 2003.

COMPOSITE SECTION - EAST ZONE


N
S
OVERBURDEN
100 ft
200 ft
300 ft
< 0.50 oz/T
> 0.50 oz/T
20.04 oz/T Au
5.46 lenght (ft)
100 ft

MANAGEMENT'S DISCUSSION

2002 Compared With 2001

In 2002, the Company raised $40,000 through private equity placements compared to $413,618 in 2001, with $148,118 or 36% resulting from options exercised. No options were exercised in 2002. 13,189,436 shares were outstanding at December 31, 2002 as compared with 13,061,786 shares at the previous year end.

Total assets of $1,948,259 on December 31, 2002 compare to the preceding year end of $2,421,490. Investment in mineral properties and deferred exploration expenditures totalled $1,521,315 in 2002 compared to $1,722,161 at December 31, 2001 with the change due mainly to the write off of abandoned projects. Reclamation bonds increased from $200,545 in 2001 to $204,515 in 2002 due to interest accumulation. The reduction in capital assets from $31,087 in 2001 to $22,019 in 2002 reflects normal amortization charges. The Company has no long term debt. Working capital declined $40,915 from $206,914 in 2001 to $165,999 in 2002 with closing cash of $80,913 up from $20,207 in 2001.

Because the Company is currently exploring its properties and does not have any projects in production, Globex continues to require cash infusions to carry on business. The net loss before taxes recorded for 2002 of ($286,859) is somewhat higher than that of 2001 at ($254,789).

Management is currently conserving cash through joint-venturing of its exploration projects, namely the Duquesne West property with Kinross Gold Corporation, the Magusi River - Fabie Bay property with Noranda Inc. and the Mooseland property with Azure Resources Corp. Interim financing, achievable through sales of marketable securities owned and anticipated option payments, will provide for claims maintenance. Should a property require advanced exploration or development work, substantial financing will be required. The management believes it will be successful if public or private financing is sought.

MANAGEMENT'S RESPONSIBILITY

The management of Globex Mining Enterprises Inc. is responsible for the financial statements and the financial information contained in this annual report. Management maintains an internal accounting control system that offers reasonable assurance as to the reliability of the financial information.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgement. McKechnie Moore, Chartered Accountants, have been appointed external auditors of the Company. Their report expresses an opinion on the financial statements. The Board of Directors including the Audit Committee have reviewed and approved the financial statements contained in this annual report.





Jack Stoch
CEO & President

Dianne Stoch
CFO & Secretary-Treasurer

AUDITORS' REPORT

We have audited the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2002, and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001, the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McKechnie Moore
Chartered Accountants
Ottawa, Ontario
April 2, 2003

CONSOLIDATED BALANCE SHEETS

GLOBEX MINING ENTERPRISES INC.
Incorporated under the laws of Quebec

As at December 31

	IN DOLLARS	
	2002	2001
ASSETS		
Current		
Cash	80,913	20,207
Marketable securities - at lower of cost and market (Market value $194,948; 2001 - $200,067)	108,797	195,698
Accounts receivable	9,877	250,605
Prepaid expenses	823	1,187
	200,410	467,697
Reclamation bonds (note 3)	204,515	200,545
Capital assets (note 4)	22,019	31,087
Mineral properties and deferred exploration expenses (note 9)	1,521,315	1,722,161
	1,948,259	2,421,490
LIABILITIES		
Current		
Accounts payable and accrued liabilities	34,411	260,783
SHAREHOLDERS' EQUITY		
Share Capital		
Common shares (notes 5 and 6)	33,848,716	33,808,716
Deficit	(31,934,868)	(31,648,009)
	1,913,848	2,160,707
	1,948,259	2,421,490

See accompanying notes

On behalf of the Board:



Jack Stoch, Director



Dianne Stoch, Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

GLOBEX MINING ENTERPRISES INC.
Years ended December 31

	IN DOLLARS	
	2002	**2001**
INCOME		
Gain on sale of investments	206,170	-
Interest	5,612	12,770
Options	19,446	-
Other	6,225	35,550
	237,453	48,320
EXPENSES		
Amortization	8,670	8,649
Capital tax	9,279	8,920
Exploration expenditures and abandoned claims written off	248,430	20,124
Loss on disposal of capital assets	658	-
Office and general	97,436	88,110
Outside services	92,185	99,041
Professional fees	42,638	21,750
Telephone	7,275	6,278
Transfer agent fees	9,273	8,660
Travel and automotive	8,468	17,058
Write-down of marketable securities	-	24,519
	524,312	303,109
LOSS BEFORE INCOME TAXES	(286,859)	(254,789)
Deferred income taxes	-	(24,085)
NET LOSS	(286,859)	(230,704)
DEFICIT, BEGINNING OF YEAR	(31,648,009)	(31,417,305)
DEFICIT, END OF YEAR	(31,934,868)	(31,648,009)
LOSS PER SHARE		
Basic	(0.022)	(0.018)
Fully diluted	(0.019)	(0.016)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

GLOBEX MINING ENTERPRISES INC.
Years ended December 31

	IN DOLLARS	
	2002	**2001**
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net loss	(286,859)	(230,704)
Non-cash items . amortization	8,670	8,649
. loss on disposal of capital assets	658	-
. deferred income taxes	-	(24,085)
	(277,531)	(246,140)
Decrease (increase) in non-cash working capital	101,621	(10,547)
	(175,910)	(256,687)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Share capital	40,000	413,618
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Reclamation bonds	(3,970)	(18,567)
Capital assets	(260)	(20,007)
Deferred exploration expenses	90,459	(90,999)
Mineral properties	110,387	(36,083)
	196,616	(165,656)
DECREASE IN CASH	60,706	(8,725)
CASH, BEGINNING OF YEAR	20,207	28,932
CASH, END OF YEAR	80,913	20,207

See accompanying notes

GLOBEX MINING ENTERPRISES INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2002 and 2001

1. Nature of Operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

2. Significant Accounting Policies

a) Principles of Consolidation
The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Globex Nevada Inc. and Gold Capital Corporation.

b) Translation of Foreign Currencies
Monetary assets and liabilities of foreign subsidiaries and foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and at exchange rates prevailing at the transaction date for non-monetary items. Revenues and expenses are converted at the average exchange rate for the year.

c) Capital Assets
Capital assets are recorded at cost. Amortization charges are recorded at rates set to charge operations with the cost of depreciable assets over the estimated useful lives as follows:

Machinery, office equipment and computer equipment, using the straight line method over periods from three to seven years or the diminishing balance method at rates varying from 20 to 30 percent.

Buildings and service installations when put in service using the straight line method over a period of forty years.

d) Mineral Properties and Deferred Exploration Expenses
The Company capitalizes the costs of acquisition of mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method.

The Company capitalizes all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the mineral properties upon commencement of production using the unit-of-production method.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property, reducing these costs to NIL prior to recognizing any gains. Costs related to abandoned projects will be written off.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies (cont'd)

e) **Values**
The amounts shown for mineral properties and for deferred exploration expenses represent costs to date and are not intended to reflect present or future values.

f) **Fair Value of Financial Instruments**
The carrying value of the Company's financial instruments classified in the working capital, approximate their fair value due to the relatively short periods to maturity of the instruments.

g) **Use of Estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes the estimates are reasonable.

h) **Realization of Assets**
Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

i) **Credit Risk**
The Company does not believe it is subject to any significant concentration of credit risk. Cash and short term investments are in place with major financial institutions and corporations.

j) **Stock Based Compensation**
Effective in 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Under the new section, stock-based compensation should be recognized on a fair value basis for stock-based payments to non-employees, and to employee awards that are direct awards of stock, or call for settlement in cash or other assets. The new section permits the Company to continue its existing policy that no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The new section however does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

3. Reclamation Bonds

Reclamation bonds have been posted by the Company to secure clean-up expenses if various properties are closed or abandoned.

Notes to the Consolidated Financial Statements

4. Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net Carrying Amount	Net Carrying Amount
Mining Equipment	$ 14,688	$ 14,573	$ 115	$ 564
Office Equipment	26,640	14,874	11,766	14,966
Vehicles	11,981	10,654	1,327	1,895
Computers	23,917	15,236	8,681	12,402
Software	12,993	12,863	130	1, 260
	$ 90,219	$ 68,200	$ 22,019	$ 31,087

5. Stock Based Compensation Plans

The Plans are for directors, officers and senior management personnel of Globex. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Globex. Options granted under the Plan typically have a five year term. They terminate upon the optionee ceasing to be employed by or associated with Globex. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

CICA Handbook Section 3870 requires the disclosure of pro forma net income as if the Company had accounted for its stock options issued subsequent to January 1, 2002 under the fair value method. Had the Company determined compensation expense costs based on the fair value at the grant dates for stock options under CICA Handbook Section 3870, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

Net loss - as reported	$ (286,859)
Stock-based compensation expense	(189,250)
Net loss - pro forma	$ (476,109)
Basic loss per share - as reported	$ 0.022
Basic and diluted loss per share - pro forma	0.022

The diluted loss per share is the same as the basic loss per share as it results in a decrease in the loss per share. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model. In the year ended December 31, 2002, 770,000 options with weighted average fair values of $0.20 and $0.27 were granted and valued using the following weighted average assumptions: risk-free interest rates of 4.25% and 5.20%; expected volatility of 104.9%; expected life of 5 years; and, expected dividend yield of 0%.

Notes to the Consolidated Financial Statements

5. Stock Based Compensation Plans (cont'd)

The Company has granted the following options:

Expiry Date	Exercise Price Per Share	Number of Options Granted 2002	2001
To Senior Executives:			
February 6, 2002	$ 0.25	-	55,000
April 2, 2002	0.30	-	40,000
October 10, 2002	0.25	-	75,000
March 22, 2006	0.20	83,000	83,000
May 10, 2006	0.32	750,000	750,000
March 22, 2007	0.25	275,000	-
November 12, 2007	0.34	350,000	-
To Consultants:			
October 10, 2002	0.25	-	10,000
December 21, 2003	0.25	60,000	60,000
December 5, 2004	0.3075	25,000	25,000
May 19, 2005	0.21	100,000	100,000
May 2, 2006	0.26	50,000	50,000
May 3, 2007	0.45	25,000	-
November 12, 2007	0.34	100,000	-
To Employees:			
December 21, 2003	0.25	5,000	5,000
May 19, 2005	0.21	5,000	5,000
March 22, 2007	0.25	20,000	-
		1,848,000	1,258,000

During the year Nil (2001 - 514,000) options were exercised, 770,000 (2001 - 883,000) were issued, Nil (2001 - 100,000) were cancelled and 180,000 (2001 - 5,000) expired.

Notes to the Consolidated Financial Statements

6. Share Capital

Authorized: Unlimited common shares

Issued:

	2002		2001	
Balance, beginning of year	13,061,786	$ 33,808,716	11,641,786	$ 33,395,098
Options exercised	-	-	514,000	148,118
Private placement	127,650	40,000	906,000	265,500
Balance, end of year	13,189,436	$ 33,848,716	13,061,786	$ 33,808,716

411,100 (2001 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst Property and cannot be released without consent of the regulatory authorities.

The balance of 36,100 common shares were issued as consideration for a property which has since been abandoned and thus will not be released from escrow.

During the year, 100,000 shares were issued in exchange for mineral properties and 27,650 shares were issued for cash.

7. Income Taxes

The Company has losses for tax purposes of approximately $2,266,100 (2001 - $2,204,100) which may be applied to reduce future taxable incomes of the Company. These losses expire as follows:

2003	$ 2,200
2004	376,000
2005	427,000
2006	384,200
2007	465,400
2008	400,100
2009	171,200

The Company has approximately $910,197 of Canadian exploration expenditures which under certain circumstances, may be utilized to reduce taxable incomes of future years.

Notes to the Consolidated Financial Statements

8. Related Party Transactions

During the year, the Company made payments to a shareholder and a company controlled by a shareholder for management services, accounting services, office and storage space totalling $91,348 (2001 - $91,200). These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.

9. Schedule of Mineral Properties and Deferred Exploration Expenses

	2002			2001
	Mineral Properties	Deferred Exploration Expenses	Total Carrying Amount	Total Carrying Amount
CANADA				
British Columbia	$ -	$ 8,271	$ 8,271	$ 8,271
Nova Scotia	-	6,333	6,333	10,464
Ontario	48,119	59,003	107,122	132,907
Quebec	253,023	669,923	922,946	1,022,077
USA	13,887	462,756	476,643	548,442
	$ 315,029	$ 1,206,286	$ 1,521,315	$ 1,722,161

2002 additions to mineral properties were $40,675 while mineral properties written off totalled ($151,062) including the net proceeds of a partial sale, $30,318 (refer to note 2 d). Deferred exploration expenses in the year were $85,298, net of grants and options, with write offs of ($175,757).

CORPORATE INFORMATION

Board of Directors & Officers

Jack Stoch
Director & President
Rouyn-Noranda, CANADA

Dianne Stoch
Director & Secretary-Treasurer
Rouyn-Noranda, CANADA

Ian Atkinson
Director
Houston, USA

Chris Bryan
Director
Whitby, CANADA

Joel D. Schneyer
Director
Denver, USA

Head Office
Globex Mining Enterprises Inc.
146 - 14th Street
Rouyn-Noranda, Quebec
J9X 2J3 CANADA
Telephone: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
URL: http//www.globexmining.com

Stock Exchange Listing
Toronto Stock Exchange
Trading Symbol: GMX

Auditors
McKechnie Moore Chartered Accountants
1390 Prince of Wales Drive
Suite 500
Ottawa, Ontario
K2C 3N6 CANADA

Legal Counsel
Heenan Blaikie LLP
1250 boul. René-Lévesque Ouest
Suite 2500
Montreal, Quebec
H3B 4Y1 CANADA

Transfer Agent & Registrar
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8 CANADA
Telephone: (514) 982-7888
Fax: (514) 982-7580

Annual Meeting of Shareholders
Monday, June 16, 2003, at 9:30 a.m.
Hotel Albert
Suite Richmont
84 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2 CANADA

GLOBEX MINING ENTERPRISES INC.
146-14th Street
Rouyn-Noranda, Quebec
CANADA
J9X 2J3

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special General Meeting of Shareholders (the "Meeting") of GLOBEX MINING ENTERPRISES INC. (the "Company") will be held at:

Place: Hotel Albert
Salle Richmont
84 avenue Principale
Rouyn-Noranda, Quebec

Date: Monday, June 16, 2003

Time: 9:30 a.m.

The purposes of the Meeting are:

1. To receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;

2. To elect directors;

3. To appoint auditors and authorize the directors to fix their remuneration;

4. To consider, and if deemed advisable, to adopt a resolution annexed as Schedule A to the Management Proxy Circular, approving in advance the issuance by way of private placement of a number of common shares which exceeds 25% of the number of issued and outstanding common shares of the Company;

5. To consider, and if deemed advisable, to adopt a resolution annexed as Schedule B to the Management Proxy Circular, approving the 2003 Stock Option Plan; and

6. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with the Company's transfer agent, Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or with the Secretary of the Company, before the commencement of the Meeting or at any adjournment thereof.

DATED at Rouyn-Noranda, Quebec, this 5th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS



Jack Stoch
President

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of Globex Mining Enterprises Inc. (the "Company") of proxies to be used at the Annual and Special General Meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers, directors and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. A shareholder has the right to appoint as his or her proxy a person, who need not be a shareholder, other than those whose names are printed on the accompanying form of proxy. **A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.**

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or with the Secretary of the Company before the commencement of the Meeting or at any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for: (i) the election of directors; (ii) the appointment of auditors; (iii) the resolution approving in advance the issuance by way of private placement of a number of common shares which exceeds 25% of the number of issued and outstanding common shares of the Company; and (iv) the resolution approving the 2003 Stock Option Plan of the Company, as stated under such headings in this Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters.

VOTING SHARES

As at May 5, 2003, there were 13,191,936 issued and outstanding common shares of the Company. Each common share entitles the holder thereof to one vote. The Company has fixed May 5, 2003 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to vote at the Meeting. The Company will prepare a list of shareholders entitled to receive notice of this Meeting and showing the number of shares held by each such shareholder, which list shall be as at a date not later than ten days after the Record Date.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Trust Company of Canada at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL HOLDER

The following table sets out, as of May 5, 2003, the name of the only person who, to the best knowledge of the senior executives of the Company, exercises control or direction over more than 10% of the issued and outstanding common shares of the Company:

Name and place of residence	Number of Common Shares	Percentage of Common Shares
Géoconseils Jack Stoch Ltée[1] Rouyn-Noranda, Quebec	1,984,627	15.0%

(1) Géoconseils Jack Stoch Ltée is wholly-owned by Jack Stoch, the President and a director of the Company.

ELECTION OF DIRECTORS

The Board currently consists of five directors. The persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below. Each director will hold office until the next annual general meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table states the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company now held by such person, his or her principal occupation, the year in which such person became a director of the Company, and the number of common shares of the Company that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

Name and position with the Company	Principal occupation	First year as director	Number of shares beneficially owned or over which control is exercised as at May 5, 2003
Jack Stoch President and director	President of the Company	1983	1,984,627
Dianne Stoch Secretary-Treasury and director	Private Consultant	1985	579,647
Chris Bryan Director	Mining Analyst (retired)	1983	25,000
Joel Schneyer[1] Director	President Mercantile Resource Finance, Inc. (advisor-mining sector)	1997	-
Ian Atkinson [1] Director	Private Consultant	1987	-

(1) Member of the Audit Committee

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Company and has been furnished by the respective nominees individually. The Company does not have an Executive Committee of the Board of Directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company does not carry any liability insurance.

REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2002, 2001 and 2000 of the Chief Executive Officer and the one other executive officer of the Company (collectively, the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Number of Options Granted	Restricted Stock Awards	LTIP Payouts	All Other
Jack Stoch	2002	-	-	60,000[1]	175,000	-	-	-
President and	2001	-	-	60,000[1]	483,000	-	-	-
Chief Executive Officer	2000	-	-	60,000[1]	-	-	-	-
Dianne Stoch	2002	-	-	18,000	300,000	-	-	-
Chief Financial Officer and	2001	-	-	18,000	350,000	-	-	-
Secretary-Treasurer	2000	-	-	18,000	-	-	-	-

(1) The foregoing amounts were paid to a company controlled by Mr. Stoch as consulting and/or retainer fees.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended December 31, 2002.

Name	Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value on Date of Grant	Expiration Date
Jack Stoch	100,000	13	$0.25	$0.25	March 22, 2007
Jack Stoch	75,000	10	$0.34	$0.34	November 12, 2007
Dianne Stoch	100,000	13	$0.25	$0.25	March 22, 2007
Dianne Stoch	200,000	26	$0.34	$0.34	November 12, 2007

All of the foregoing options were granted under the Company's Stock Option Plan established in 1995 (the "1995 Plan"). Under the 1995 Plan, the Board of Directors of the Company may grant options to employees, officers and directors of, and suppliers of services to, the Company, provided that the total number of shares issued under the 1995 Plan does not exceed 2,148,000. The exercise price of the options is determined by the Board of Directors at the time the options are granted, but cannot be less than the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the day the option is granted or, if the shares did not trade on such day, the average of the closing bid and asked prices on the day immediately preceding the day the option is granted. The options are not transferable and must be exercised no later than ten years after the date of grant. Under the1995 Plan, if an optionee dies, any option held by the optionee may be exercised for a period of six months after the date of death. If an optionee ceases to be eligible under the 1995 Plan for any reason other than death, any option held by the optionee may be exercised for a period of 30 days after such date.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

The Named Executive Officers did not exercise any stock options during the fiscal year ended December 31, 2002. The following table sets out the value of the options held by the Named Executive Officers at fiscal year end.

Name	Shares Acquired On Exercise	Value Realized ($)	Number of Unexercised Options at Fiscal Year End Exercisable / Unexercisable	Value of Unexercised in the Money Options at Fiscal Year End Exercisable / Unexercisable [1]
Jack Stoch	-	-	658,000/ -	$364,000/ -
Dianne Stoch	-	-	650,000/ -	$347,500/ -

[1] The value of unexercised "in the money" options is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2002 ($0.85) less the respective exercise prices of the options.

Remuneration of Directors

During the fiscal year ended December 31, 2002, the Company did not pay any cash remuneration to its directors for their services in such capacity. The following table sets out the details of all grants of options to directors (other than the two directors who are Named Executive Officers) during the fiscal year ended December 31, 2002.

Name	Options Granted	Exercise Price	Market Value on Date of Grant	Expiration Date
Ian Atkinson	25,000	$0.25	$0.25	March 22, 2007
Ian Atkinson	25,000	$0.34	$0.34	November 12, 2007
Chris Bryan	25,000	$0.25	$0.25	March 22, 2007
Chris Bryan	25,000	$0.34	$0.34	November 12, 2007
Joel Schneyer	25,000	$0.25	$0.25	March 22, 2007
Joel Schneyer	25,000	$0.34	$0.34	November 12, 2007

APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of auditors is withhld, the persons named in the accompanying form of proxy intend to vote for the appointment of McKechnie Moore, Chartered Accountants, as the auditors of the Company until the next annual general meeting of shareholders. McKechnie Moore, Chartered Accountants, have served as the auditors of the Company since 1985.

ADVANCE SHAREHOLDER APPROVAL FOR PRIVATE PLACEMENTS

The Company from time to time investigates opportunities to raise financing on advantageous terms. It is possible that the Company will undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the applicable rules of the Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a special warrant, common share purchase warrant or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions. The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

The Toronto Stock Exchange has a working practice whereby it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within twelve months of the date such advance shareholder approval is given.

As at May 5, 2003, there are 13,191,936 common shares of the Company issued and outstanding; the Company proposes that the maximum number of shares which would either be issued or made subject to issuance under one or more private placements in the twelve-month period commencing June 16, 2003 would not exceed 7,915,161 shares, or 60% of the Company's issued and outstanding shares as at May 5, 2003.

Any private placement effected by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within twelve months of the date the advance shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the Toronto Stock Exchange which currently require that the issue price per common share must not be less than the closing market price of the common shares on the Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to the Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is substantially at arm's length or will materially affect control, in which case specific shareholder approval may be required.

The text of the resolution with respect to advance shareholder approval for private placements is annexed as Schedule A to this Circular. In order for the resolution to be adopted, it must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

The directors of the Company believe the adoption of the resolution is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event that the resolution is not passed, the Toronto Stock Exchange may require specific shareholder approval for any private placements that results in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule. Such restrictions could impede the Company's rapid access to required funds on favourable terms by obliging the Company to call a special meeting of shareholders for the purposes of obtaining specific shareholder approval.

2003 STOCK OPTION PLAN

On January 13, 2003, the Board of Directors of the Company adopted the 2003 Stock Option Plan (the "2003 Plan"). Among the objectives of the 2003 Plan is to provide directors, officers and employees of, and service providers to, the Company with a proprietary interest through the granting of options to purchase common shares of the Company. The 2003 Plan is also intended to increase the interest in the Company's welfare of those directors, officers, employees and service providers who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such directors, officers, employees and service providers to continue their services for the Company and to provide a means through which the Company may attract able persons to enter its employment. Under the 2003 Plan, the Board of Directors of the Company may by resolution grant options to directors, officers and employees of, and service providers to, the Company, provided that the total number of shares issued under the 2003 Plan does not exceed 1,300,000. The total number of shares which may be issued under the 2003 Plan represents approximately 9.9% of the Company's currently issued and outstanding shares.

Under the 2003 Plan: (a) the exercise price of an option is determined by the Board of Directors at the time it is granted, but cannot be lower than the closing sale price of the Company's shares on the Toronto Stock Exchange on the business day immediately preceding the day on which the option is granted; (b) the maximum period during which an option may be exercised is ten years from the date on which it is granted, although the Board of Directors, at the time of granting an option, may fix a shorter period during which an option is exercisable; (c) at the time of granting an option, the Board of Directors, at its discretion, may set a "vesting schedule", that is, one or more dates from which an option may be exercised in whole or in part; and (d) each option granted under the 2003 Plan is personal to the optionee and is not assignable or transferable except by will or by the laws of succession of the place of domicile of the deceased optionee.

Under the 2003 Plan, upon an optionee's employment with the Company being terminated for cause, any option not exercised terminates immediately. If an optionee dies or becomes permanently disabled, any option may be exercised for that number of shares which the optionee was entitled to acquire at the time of death or permanent disability. Such option may be exercised for a period of one year after the date of death or permanent disability. Upon an optionee's employment, office or directorship or consulting services ending other than by reason of death, permanent disability or termination for cause, any option may be exercised for that number of shares which the optionee was entitled to acquire at the time of such termination. Such option may be exercised for a period of 30 days after such termination.

The 2003 Plan requires approval by a majority of the votes cast by the holders of the common shares, either present in person or represented by proxy at the Meeting. In addition, under the policies of the Toronto Stock Exchange, the 2003 Plan must be approved by a majority of the votes cast at the Meeting other than the votes attaching to shares beneficially owned by insiders of the Company to whom options may be granted under the 2003 Plan and their associates. Consequently, the votes attached to an aggregate of 2,589,274 common shares held by such individuals will not be calculated for the purposes of approving the 2003 Plan.

At present, there are options outstanding in respect of 1,820,500 common shares under the 1995 Plan, and options may be granted in respect of an additional 175,000 common shares under the 1995 Plan. Under the Company's stock option plan adopted in 1987, there are options outstanding in respect of 25,000 common shares and options may be granted in respect of an additional 40,000 common shares. The Company may continue to grant options under the 1995 Plan and the 1987 stock option plan even after shareholder and regulatory approval is obtained for the 2003 Plan. To date, options in respect of an aggregate of 1,000,000 common shares have been granted under the 2003 Plan, subject to approval of the 2003 Plan by the shareholders.

The text of the resolution with respect to the 2003 Plan is annexed as Schedule B to this Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company owns 50% of the Duquesne West gold property (the "Property") in Duparquet township, Quebec. The remaining 50% is owned by Géoconseils Jack Stoch Ltée ("GJSL"), a private company controlled by Jack Stoch, the President and a director of the Company. GJSL acquired its interest in the Property in 1986, prior to the Company becoming a publicly-listed company in 1988.

During the year ended December 31, 2002, Kinross Gold Corporation ("Kinross") entered into an option agreement with the Company and GJSL with respect to the Property. Under the option agreement, Kinross must over a four year period: (a) make annual cash payments of $2,000 to the Company in order to earn a 1% interest in the Property from the Company; (b) make annual cash payments of $98,000 to GJSL in order to earn a 50% interest in the Property from GJSL; and (c) spend $4.0 million in exploration on the Property. If all of the foregoing conditions are met, in order for Kinross to earn an additional 19% interest in the Property from the Company, Kinross must over the next two years complete and deliver a bankable feasibility study to the Company.

Upon exercise of the option in full, Kinross will have a 70% interest and the Company a 30% interest in the Property. GJSL's only interest in the Property will be a 0.5% net smelter return.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

CORPORATE GOVERNANCE PRACTICES

In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSX Report") containing a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. To implement these guidelines, the Toronto Stock Exchange adopted a requirement stipulating that each listed company must disclose on an annual basis its approach to corporate governance with reference to the guidelines. The following are the guidelines established by the Toronto Stock Exchange with respect to corporate governance and the Company's practice as regards each of the guidelines.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

   Under the *Companies Act* (Quebec), the directors are required to manage the Company's business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

   In addition to those matters which must by law be approved by the Board, Board approval is required for the annual budget; any material dispositions, material acquisitions and investments outside of the ordinary course of business or not provided for in the approved budget; long-term strategy; organizational development plans; and the appointment of executive officers.

   The Board meets as required. The Company's management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience.

2. As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the following matters:

   (a) adoption of a strategic planning process

   The Board oversees and monitors on an "as needed" basis significant corporate plans and strategic initiatives. The Board's strategic management process may consist of an annual review of the

Company's business plan and budget, and annual reviews of, and discussions with management relating to, strategic and budgetary issues. The Board maintains oversight of management's strategic planning initiatives through, among other things, budgetary reviews and approvals on an "as needed" basis. Extraordinary initiatives not provided for in the approved budget require Board approval.

(b) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks

The Board reviews the principal risks inherent in the Company's business, including financial risks, and assesses the systems established to manage those risks. The Board has established an Audit Committee that provides general advice from time to time to the President and reports to the Board, which also receives progress and financial reports from management.

(c) succession planning, including appointing, training and monitoring senior management

The Board plans succession and monitors the performance of senior management.

(d) communications policy for the corporation

The President is responsible for investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by the President or, when appropriate, by another of the Company's employees.

(e) integrity of the corporation's internal control and management information systems

Directly, and through its external auditors, the Board assesses the integrity of the Company's internal financial control and management information systems. In particular, the Audit Committee reviews compliance with financial reporting obligations, applicable accounting principles and appropriate internal controls.

3. The board of directors of every corporation should be constituted with a majority of individuals who qualify as "unrelated" directors.

The Board currently consists of five directors. The Board considers that three of its five directors are "unrelated", that is, they are independent of management and free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with such person's ability to act with a view to the best interests of the Company, other than interests arising from shareholdings.

Of the five persons proposed for election as directors at the Meeting, the Board considers that three are unrelated and two are related.

4. The board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

A "significant shareholder" is defined in the TSX Report as a shareholder with the ability to exercise a majority of the votes for the election of directors. The Company does not have a significant shareholder within the meaning of the TSX Report, in that no shareholder has the ability to exercise a majority of the votes for the election of directors.

5. Disclosure for each director whether he or she is related, and how that conclusion was reached.

The Board considers that Ian Atkinson, Chris Bryan and Joel Schneyer are unrelated directors in that none is an executive officer or employee of, or consultant to, the Company.

The Board considers that Jack Stoch and Dianne Stoch are related directors, in that each is a senior officer of the Company.

6. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

   The Board of Directors as a group is responsible for recommending potential new directors and assessing the performance and contribution of directors.

7. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.

   Because the Company does not have a Nominating Committee, the Board of Directors is responsible for assessing the effectiveness of all committees and individual directors.

8. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

   The Company does not currently have a formal orientation program for new directors. There have been no new directors of the Company since 1997.

9. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

   The Board has determined that an appropriate size for the Board, given the current stage of the Company's development, is between five and nine directors. The Company currently has five directors.

10. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

    During the fiscal year ended December 31, 2002, the directors of the Company did not receive any cash remuneration for serving in that capacity. The Board has not formally reviewed the compensation of directors.

11. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

    The Board of Directors has established one committee, the Audit Committee, which is comprised exclusively of outside, unrelated directors. The members of the Audit Committee are Ian Atkinson and Joel Schneyer.

12. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation approach to governance issues.

    The Board of Directors is responsible for developing and monitoring the Company's approach to corporate governance issues.

13. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

    Management is expected to provide effective leadership in all aspects of the Company's activities, to maintain its corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects management to provide the directors on a timely basis with information concerning the Company's business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

14. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities; or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

Due to the size and nature of the Company, meetings of the Board are chaired by Jack Stoch, the President of the Company. The Board has not appointed a "lead director".

15. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee is responsible for, among other matters:

(a) reviewing and making recommendations for: the appointment and engagement of independent auditors; the audit plan; proposed changes to major accounting policies; internal controls; the appointment of the Secretary-Treasurer; the annual audit of the Company's financial statements; and internal accounting practices and policies; and

(b) reviewing, prior to their release, the annual and interim financial statements of the Company and public disclosure documents containing financial information.

Both members of the Audit Committee are outside directors.

16. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Individual directors may engage outside advisors at the expense of the Company, with the approval of a majority of the non-management directors.

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.



Jack Stoch
President

DATED at Rouyn-Noranda, Quebec
May 5, 2003

SCHEDULE A

SHAREHOLDERS' RESOLUTION

WHEREAS the Company may enter into one or more private placements which may result in the issuance of a number of common shares greater than 25% of the number of currently issued and outstanding common shares;

IT IS RESOLVED:

THAT the issuance by the Company in one or more private placements during the twelve-month period commencing June 16, 2003 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 60% of the number of issued and outstanding common shares as at May 5, 2003, being the date of the Management Proxy Circular of the Company dated May 5, 2003, as more particularly described in and subject to the restrictions described in such Circular, is hereby approved.

SCHEDULE B

SHAREHOLDERS' RESOLUTION

BE AND IT IS HEREBY RESOLVED:

THAT the 2003 Stock Option Plan of the Company (the "Plan"), as approved by the Board of Directors on January 13, 2003 and as described in the Management Proxy Circular of the Company dated May 5, 2003, is hereby approved, with all such modifications, additions or deletions thereto which the President and Chief Executive Officer of the Company, in his sole discretion, may deem appropriate or necessary in light of observations with respect to the Plan by applicable regulatory authorities.

GLOBEX MINING ENTERPRISES INC.

PROXY

This proxy is solicited by management in conjunction with the Annual and Special General Meeting of the Shareholders of GLOBEX MINING ENTERPRISES INC. to be held at Hotel Albert, Salle Richmont, 84 avenue Principale, Rouyn-Noranda, Quebec on Monday, June 16, 2003, at 9:30 a.m. A shareholder has the right to appoint as his proxy a person (who need not be a shareholder) other than those designated below, by inserting the name of such other person in the blank space provided or by completing another proper form of proxy.

The undersigned shareholder of GLOBEX MINING ENTERPRISES INC. hereby appoints Jack Stoch, or failing him, Dianne Stoch, or instead of either of them ______________________________ as proxy of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special General Meeting of Shareholders to be held at the time and place mentioned above, and at any adjournment thereof.

Without limiting the general authorization and power hereby given, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted in the discretion of such proxy with respect to amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting. If no choice is specified, the proxy shall vote in favour of the motions proposed to be made at the meeting:

(i) The election of directors:

Vote for ☐ Withhold from voting ☐

(ii) The appointment of McKechnie Moore, Chartered Accountants, as auditors:

Vote for ☐ Withhold from voting ☐

(iii) The resolution with respect to advance shareholder approval for private placements, annexed as Schedule A to the Management Proxy Circular:

Vote for ☐ Vote against ☐

(iv) The resolution approving the 2003 Stock Option Plan of the Company, annexed as Schedule B to the Management Proxy Circular:

Vote for ☐ Vote against ☐

DATED this __________ day of ________________, 2003.

____
(Signature)

____
(Printed Name)

If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

Note: Pursuant to the provisions of the Company's By-Laws and the *Companies Act* (Quebec):

(a) The Instrument of Proxy shall be signed by the shareholder or by his attorney duly authorized in writing and need not be attested;

(b) Where the shareholder is a corporation, the Instrument of Proxy must be executed by an officer thereof duly authorized; and

(c) The Instrument of Proxy must be deposited with Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or with the Secretary of the Company before the commencement of the Meeting or at any adjournment thereof; otherwise it shall be invalid.

GLOBEX MINING ENTERPRISES INC.
146-14th Street
Rouyn-Noranda, Quebec
CANADA
J9X 2J3

CUSIP No.: 379900103
S.E.C. REF.: 82-4025

TO: REGISTERED AND BENEFICIAL SHAREHOLDERS:

National Instrument 54-102 provides registered and beneficial shareholders with the opportunity to elect annually to have their names added to an issuer's supplemental mailing list in order to receive interim financial statements of the issuer. If you are interested in receiving such statements or other selective shareholder communication, please complete this form indicating your preferred method of receipt and return it to the Company: (i) at the above address; (ii) by e-mail: info@globexmining.com; or (iii) by fax: (819) 797-1470.

Shareholders should note that all interim financial statements and continuous disclosure documents of Globex Mining Enterprises Inc. are available at www.sedar.com, under the company profile for Globex Mining Enterprises Inc.

PLEASE PRINT

Name:____________________

Email Address:____________________

Fax Number:____________________

Address:____________________

City:____________________

Province:____________________

Postal Code:____________________

Date:____________________

Signature:____________________